Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

Penn Virginia GP Holdings, L.P.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-143221) of Penn Virginia GP Holdings, L.P. (the Partnership) of our reports dated February 28, 2008, with respect to the consolidated balance sheets of the Partnership as of December 31, 2007 and 2006, and the related consolidated statements of income, partners’ capital and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of the Partnership. Our reports refer to a change in the method of accounting for unit-based compensation.

/s/ KPMG LLP

Houston, Texas

February 28, 2008